Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 APR -2 AM 8:22

LETTER FOR MAINTENANCE OF EXEMPTION

2nd April 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 10

02028172

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the completion of the revised joint venture between Sime Darby Berhad and Kansai Paint Co., Ltd. - released on 29th March 2002;

2. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 26th March and 1st April 2002;

3. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 1st April 2002; and

4. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 1st April 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dlw 4/10

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

JT/nor/ADR

File No. 82-4968

Form Version 2.0
General Announcement
Submitted by S DARBY on 29-03-2002 05:28:10 PM
Reference No SD-020325-51B36

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Completion of Revised Joint Venture between Sime Darby Berhad and Kansai Paint Co., Ltd.

* **Contents :-**

Further to the announcement on 28 November 2001, Sime Darby Berhad ("Sime Darby") wishes to announce that the proposed sale of 6,000,000 ordinary shares of RM1.00 each, representing 30% of the equity share capital of Sime Kansai Paints Sdn. Bhd. ("SKP") by its wholly owned subsidiary, SD Holdings Berhad ("SDH") to Kansai Paint Co., Ltd. ("KP"), pursuant to the Share Sale Agreement dated 28 November 2001 was completed today. Accordingly, the Revised Joint Venture Agreement dated 28 November 2001 between SDH and KP was also completed today.

Approval from the Ministry of International Trade and Industry for the sale of the 6,000,000 shares from SDH to KP was obtained on 26 June 2000.

Following the completion of the sale of 30% shares in SKP by SDH, SKP will cease to be a subsidiary of Sime Darby.

The sale is not expected to have a material impact on the earnings or net tangible assets of the Sime Darby Group for the current financial year ending 30 June 2002. None of the Directors or substantial shareholders of Sime Darby has any interest, direct or indirect in the sale.

This announcement is dated 29 March 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 26-03-2002 05:21:31 PM
Submitted by S DARBY on 26-03-2002 05:28:25 PM
Reference No CU-020321-27880

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

**Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 4,831,000 shares
Disposal of 300,000 shares)**

**Alliance Merchant Asset Management Sdn. Bhd.
(Disposal of 946,000 shares)**

**Rashid Hussain Asset Management Sdn. Bhd.
(Disposal of 400,000 shares)**

**Nomura Asset Management (Singapore) Ltd.
(Acquisition of 50,000 shares)**

**Commerce Asset Fund Manager
(Disposal of 145,000 shares)**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-02-2002**	* **946,000**	

Disposed	28-02-2002	400,000
Acquired	28-02-2002	50,000
Disposed	28-02-2002	145,000
Acquired	06-03-2002	1,943,000
Acquired	07-03-2002	1,272,000
Acquired	08-03-2002	45,000
Disposed	08-03-2002	250,000
Acquired	11-03-2002	1,571,000
Disposed	11-03-2002	50,000

*	Circumstances by reason of which change has occurred	: **Purchase and sale of shares by the Board**
*	Nature of interest	: **Direct**
	Direct (units)	: **303,320,305**
	Direct (%)	: **13.04**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **303,320,305**
*	Date of notice	: **11-03-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 7th and 11th March 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 01-04-2002 05:47:36 PM
Submitted by S DARBY on 01-04-2002 05:56:13 PM
Reference No CU-020329-03DC7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4179**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**n/a**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2002**	* **296,000**	
Acquired	**13-03-2002**	**1,576,000**	
Acquired	**14-03-2002**	**1,360,000**	
Acquired	**19-03-2002**	**285,000**	
Acquired	**20-03-2002**	**100,000**	
Acquired	**21-03-2002**	**334,000**	
Acquired	**22-03-2002**	**3,035,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**310,306,305**
Direct (%)	:	**13.34**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**310,306,305**
* Date of notice	:	**22-03-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 13th, 20th and 22nd March 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 01-04-2002 05:47:41 PM
Submitted by S DARBY on 01-04-2002 05:56:14 PM
Reference No CU-020401-B49EE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **21-03-2002**	* **12,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units)	:	**338,179,200**
Direct (%)	:	**14.54**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**338,179,200**
* Date of notice	:	**21-03-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 01-04-2002 05:47:39 PM
Submitted by S DARBY on 01-04-2002 05:56:15 PM
Reference No CU-020401-B49EF

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **21-03-2002**	* **12,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**

File No. 82-4968

* Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**338,179,200**
Indirect/deemed interest (%)	:	**14.54**
* **Total no of shares after change**	:	**338,179,200**
* Date of notice	:	**21-03-2002**
Remarks	:	